P.E. 02/22/2013

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

13000345

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 14 2013

Washington, DC 20549

March 14, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-14-2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Bank of America Corporation
Incoming letter dated February 22, 2013

Dear Mr. Mueller:

This is in response to your letter dated February 22, 2013 concerning the shareholder proposal submitted to Bank of America by Ray T. Chevedden. We also have received a letter on the proponent's behalf dated February 25, 2013. On February 15, 2013, we issued our response expressing our informal view that Bank of America could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Bank of America's policies, practices and procedures compare favorably with the guidelines of the proposal and that Bank of America has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 04081-00144

February 22, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Reconsideration Request Regarding the Stockholder Proposal of Ray T. Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 7, 2013, we submitted a letter (the "Initial Request") on behalf of our client, Bank of America Corporation (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("the Commission") that the Company intended to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Ray T. Chevedden, naming John Chevedden as his designated representative (the "Proponent").

The Initial Request stated our belief that the Proposal could be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(10). Specifically, it indicated that, with respect to the Company's Chief Executive Officer, the Company's stock retention and ownership policy (the "Retention Policy") clearly substantially implemented the Proposal because it required the Company's Chief Executive Officer to "hold at least 500,000 shares of the Company's common stock and retain at least 50% of the net after-tax shares from future equity awards until retirement." With respect to the Company's other executive officers, the Initial Request asserted that the Retention Policy and the Company's practices compared favorably to all of the terms of the Proposal.

On February 15, 2013, the Staff issued a response to the Initial Request stating that it was unable to concur in our view that the Company may exclude the Proposal under Rule 14a-8(i)(10).

We hereby request reconsideration of the Staff's February 15, 2013 response due to a recent development. Pursuant to the recommendation of the Compensation and Benefits and

Corporate Governance Committees of the Company's Board of Directors (the "Board"), the Board recently approved revisions to the Company's stock retention and ownership policy (the "Revised Policy"), which substantially implements the Proposal. A copy of the Revised Policy is attached hereto as Exhibit A.

As with the Retention Policy, the Revised Policy clearly substantially implements the proposal with respect to the Chief Executive Officer. The Revised Policy continues to require the Chief Executive Officer to "hold at least 500,000 shares of the Company's common stock and retain at least 50% of the net after-tax shares from future equity awards," and it lengthens the required retention period to "one year following retirement." The Revised Policy requires other executive officers to "hold at least 300,000 shares of the Company's common stock and retain at least 50% of the net after-tax shares from future equity awards until retirement."

The Revised Policy contains substantially all of the requirements requested by the Proponent in the Proposal. The Proposal contains the following elements: (i) that the Company's "executive pay committee" adopt a policy; (ii) that the policy require senior executives to retain a significant percentage of shares acquired through equity pay programs (with a recommendation of a share retention percentage requirement of 25%); (iii) that the policy require executive officers to retain these shares until reaching normal retirement age as defined by the Company's qualified retirement plan that has the largest number of plan participants; and (iv) that the policy prohibit hedging transactions for shares that are subject to the ownership policy.

The Revised Policy substantially implements the Proposal because it was adopted by the Board at the recommendation of the Compensation and Benefits Committee and requires each of the Company's executive officers[1] to retain "at least 50% of the net after-tax shares from future equity awards,"[2] thereby greatly exceeding the Proposal's suggested 25% share retention requirement. Likewise, the Revised Policy's requirement that all senior executives hold the requisite amount of shares "until retirement" (and in the case of the Chief Executive

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[1] Like the Retention Policy, the Revised Policy applies to the Company's executive officers, who are its "senior executives," and thus covers the persons addressed in the Proposal.

[2] Because the Revised Policy requires retention of the specified amount of all "future equity awards," it adheres more closely to the Proposal than did the policy in *Citigroup Inc.* (avail. Feb. 7, 2013), which required retention of only "equity awarded . . . as incentive compensation."

Officer, for one year thereafter) compares favorably to the Proposal's request that the policy require such retention "until reaching normal retirement age." Specifically, the Revised Policy results in a longer holding period than requested in the Proposal when an executive officer continues to serve after reaching normal retirement age, while the requirements of the Proposal would cease to apply when the executive officer reaches normal retirement age, even if the executive officer does not retire at that time.[3] Finally, the Proposal requests that the adopted policy "prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive." As discussed in the Initial Request, the Company's existing policies and stock award agreements prohibit executive officers' use of hedging transactions on any shares of the Company's stock owned by them.

As noted in the Initial Request, the Staff has previously concluded that a company may exclude a stockholder proposal under Rule 14a-8(i)(10) when existing policies result in higher stock retention than that recommended by the stockholder proposal. For example, in *Exxon Mobil Corp.* (avail. Mar. 21, 2012), the Staff concurred with the exclusion under Rule 14a-8(i)(10) of a proposal requesting that executive officers retain a "significant percentage" of stock for one year following termination and "recommending" a 25% retention figure. The Staff concurred that despite lacking an exact retention figure, the company's policies requiring retention of a "significant amount" of stock and resulting in retention rates higher than 25% sufficiently addressed the proposal's essential objectives. In concurring that the proposal therefore could be excluded under Rule 14a-8(i)(10), the Staff stated that "it appears that ExxonMobil's policy compares favorably with the guidelines of the proposal and that ExxonMobil has, therefore, substantially implemented the proposal." Likewise, in *AT&T Inc.* (avail. Jan. 10, 2012), the Staff concurred that a similar proposal, which also requested that that executive officers retain a "significant percentage" of stock for one year following termination and "recommended" a 25% retention figure, was substantially implemented because the company adopted a policy requiring senior executives to retain 25% of their future equity awards until one year following termination of employment.

Similar to *Exxon Mobil* and *AT&T*, the Company has adopted a stock retention and ownership policy that clearly satisfies the Proposal's requests. Because the Company's compensation policies and practices compare favorably to the guidelines in the Proposal and address the underlying concerns and objectives of the Proposal, the Proposal has been substantially implemented by the Company and is properly excludable from the 2013 Proxy Materials under Rule 14a-8(i)(10).

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[3] As discussed in footnote 5 of the Initial Request, the Proposal does not require an executive officer who terminates employment prior to reaching normal retirement age to continue holding his or her shares until reaching normal retirement age.

Based upon the foregoing information, we respectfully request that the Staff reconsider its February 15, 2013 response and concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials. In addition, we respectfully inform the Staff that the Company currently plans to begin printing the 2013 Proxy Materials on or about March 15, 2013, and we would appreciate receiving a response before that date.

* * *

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Jennifer E. Bennett, Bank of America Corporation
John Chevedden
Ray T. Chevedden

101441603.13

GIBSON DUNN

EXHIBIT A

Minimum Stock Ownership by Executive Officers and Directors. In order to align the interests of the Company's executive officers and directors with those of the Company's stockholders, the Board has adopted the following minimum stock ownership requirements: (a) the Chief Executive Officer shall hold at least 500,000 shares of the Company's common stock and retain at least 50% of the net after-tax shares from future equity awards until one year following retirement; (b) other executive officers shall hold at least 300,000 shares of the Company's common stock and retain at least 50% of the net after-tax shares from future equity awards until retirement; and (c) nonmanagement directors are required to hold and cannot sell the restricted stock they receive as compensation (except as necessary to pay taxes upon vesting) until termination of their service.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 25, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Bank of America Corporation (BAC)
Executives to Retain Stock
Ray T. Chevedden

Ladies and Gentlemen:

This is in regard to the February 22, 2013 company request for reconsideration concerning this rule 14a-8 proposal.

The Board purportedly *recently* approved an Exhibit A on *no particular day* that is apparently not accessible to shareholders.

The company does not illustrate how it supplements its "other share ownership requirements" by now adding a further "25%" requirement as called for in the rule 14a-8 proposal. At this late date the company does not show that it is in lockstep with *Exxon Mobil* and *AT&T*.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,

John Chevedden

cc: Ray T. Chevedden

BAC Corporate Secretary <bac_corporate_secretary@bankofamerica.com>